SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2025

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsa de Comercio de Buenos Aires on September 3, 2025.

By letter dated September 3, 2025, the company reported that in compliance with Section 62 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

1. Results of the fiscal year	in million ARS
	06/30/2025	06/30/2024
Results of the fiscal year	224,366	163,826
Attributable to:
Shareholders of the controlling company	94,148	135,726
Non-controlling interest	128,218	28,100

2. Other comprehensive income for the fiscal year	in million ARS
	06/30/2025	06/30/2024
Other comprehensive income for the fiscal year	(46,495)	(107,306)
Attributable to:
Shareholders of the controlling company	(16,844)	(36,647)
Non-controlling interest	(29,651)	(70,659)

3. Total comprehensive income for the fiscal year	in million ARS
	06/30/2025	06/30/2024
Total comprehensive income for the fiscal year	177,871	56,520
Attributable to:
Shareholders of the controlling company	79,304	99,079
Non-controlling interest	98,567	(42,559)

4. Equity details	in million ARS
	06/30/2025	06/30/2024
Share Capital	607	594
Treasury shares	7	2
Comprehensive adjustment of capital stock and of treasury shares	284,259	284,258
Warrants	21,951	25,759
Share Premium (i)	364,671	352,475
Premium for trading of treasury shares	(31,317)	(31,165)
Legal Reserve	43,215	38,280
Special Reserve (Resolution CNV 609/12)	261,305	183,544
Cost of treasury share	(11,213)	(3,867)
Conversion reserve	(26,720)	(10,236)
Reserve for securities issued by the Company acquisition	2,735	2,735
Reserve for future dividends Other reserves	- (19,691)	38,474 4,350
Retained earnings (i)	80,777	83,336
Shareholders’ Equity attributable to controlling company’s shareholders	970,586	968,539
Non-controlling interest	1,243,206	1,209,702
Total shareholder's equity	2,213,792	2,178,241

(i) Within the framework of the analysis and review of certain accounting records related to shareholders’ equity, the Company’s Management detected, as of June 30, 2025, an error in the calculation of the inflation adjustment of the share premium related to the exercise of warrants carried out during the fiscal years ended June 30, 2024, 2023, and 2022. As a result, the previously issued financial statements were retroactively restated with respect to the exercise of warrants, recognizing a positive adjustment (gain).

Pursuant to Article 62 Section l) 6) and 8) of the referred Regulations, we report that as of the closing date of the financial statements, the Company’s capital stock was ARS 614,074,273 (including treasury shares) common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share. Total shares outstanding is 607,676,737.

With respect to Section l), item 5 of the Regulations, it is hereby recorded that the Board of Directors has begun analyzing the proposals it will submit to the next annual shareholders’ meeting, the outcome of which will be communicated to the shareholders and the relevant authorities immediately after it has been determined by the governing body.

The Company's market capitalization as of June 30, 2025, was approximately USD 660.7 million (61,407,427 ADS with a price per ADS of USD 10.76).

As of June 30, 2025, the Company’s principal shareholder and beneficial owner is Eduardo Sergio Elsztain. Direct or indirectly,  through the vehicles Inversiones Financieras del Sur S.A (IFISA) and Consultores Venture Capital Uruguay S.A.(CVCU), owns 230,771,688 shares, accounting for 37.98% of the share capital (net of treasury shares). Eduardo Sergio Elsztain is domiciled at Bolivar 108, 1st floor, Buenos Aires City Center, IFISA is a company incorporated and domiciled at Calle 8, km 17,500, Edificio Zonamérica 1, local 106, Montevideo, Uruguay and CVCU is a company incorporated and domiciled at Calle 8, km 17,500, Edificio Zonamérica 1, local 106.

In addition, we report that as of June 30, 2025, after deducting direct and indirect Eduardo Sergio Elsztain's interest through IFISA and CVCU, and the treasury shares, the remaining shareholders held 376,905,049 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share, accounting for 62.02% of the issued and subscribed capital stock (substracting treasury shares).

It should be considered that in March 2021 the company increased its share capital by 90 million shares. For each subscribed share, each shareholder received at no additional cost 1 warrant, that is, 90 million warrants were issued. The warrants expire on March 10, 2026 and are listed on the Buenos Aires Stock Exchange under the symbol “CRE3W” and on the NASDAQ under the symbol “CRESW”. As of today, the number of warrants outstanding is 73,294,802.

In the case that all warrants were converted, the number of shares issued and subscribed would increase to 717,236,707. We also inform that if the group of control were to exercise its warrants like the rest of the shareholders, its stake would increase by 49,464,365 ordinary shares, which would mean a 39.42% stake on the share capital, that is, 280,236,053 shares.

Below are the highlights for the Fiscal Year ended June 30, 2025:

●
Net income for fiscal year 2025 amounted to ARS 224,366 million, compared to ARS 163,826 million in 2024.

●
Consolidated Operating Income reached ARS 220,945 million in fiscal year 2025, compared to a loss of ARS 172,748 million in the previous fiscal year. Operating Income from the Agribusiness segment reached ARS 49,166 million in fiscal year 2025.

●
 The 2025 campaign was carried out with a larger planted area in the region, stable but historically low commodity prices, input costs that remain high relative to prices, and irregular weather conditions in Argentina and in some of the regions where BrasilAgro operates. We planted approximately 300,000 hectares and achieved crop production of 830,000 tons.

●
 During the fiscal year, the Argentine government advanced in foreign exchange liberalization and, after year-end, permanently reduced export taxes on major grains and beef. These measures strengthen the sector and improve profitability prospects for the next campaign.

●
 Livestock activity recorded an increase in beef production, with firm cattle prices and lower feeding costs driving strong margins. During the year, we continued to intensify the business, strengthening its contribution to the Company’s results.

●     In real estate, during the fiscal year we sold a 3,630-hectare parcel of Los Pozos (Argentina), and our subsidiary Brasilagro sold the entire Preferencia farm (17,799 ha) in Brazil, generating very strong results. Additionally, it completed the final stages of the previously executed sales of Alto Taquari (1,157 ha) and Rio do Meio (852 ha).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
September 3, 2025